FOIA Confidential Treatment Requested by The Hackett Group, Inc.

Pursuant to 17 C.F.R. §200.83

THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

September 6, 2022

Via Email and EDGAR

Mr. Rufus Decker

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended December 31, 2021, filed March 4, 2022

Item 2.02 Form 8-K filed February 22, 2022

File No. 333-48123

Dear Mr. Decker and Ms. Cvrkel,

On behalf of The Hackett Group, Inc. (the “Company”), set forth below is the Company’s response to your comment letter dated July 29, 2022, and our phone call with you on August 17, 2022, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 (the “Form 10-K”) and the Company’s Item 2.02 Form 8-K filed with the SEC on February 22, 2022.

The responses are keyed to correspond to the numbered paragraphs in your comment letter, which have been retyped herein in bold for ease of reference.

The Company is requesting confidential treatment for certain figures included in the Company’s response to the SEC’s comment, which have been redacted and replaced with bracketed asterisks (“[***]”). Pursuant to Rule 83 of the SEC’s Rules on Information and Requests (17 C.F.R. §200.83), the Company has provided the unredacted response to the Staff under separate cover and a separate letter to the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

Financial Statements

Note 1. Basis of Presentation and General Information

Segment Reporting, page 42

1.

We have considered your May 6, 2022, and June 14, 2022, supplemental responses to our segment comments and the information provided on our July 21, 2022, call with you. Based upon the information provided, we object to your conclusion that you have only one operating segment. Also, it appears that your practices may represent your operating segments. Please provide us with a revised analysis of your operating and reportable segments in accordance with ASC 280. To the extent you conclude that aggregation of any of your operating segments is appropriate, also provide us with a detailed discussion of how you concluded each of the aggregation criteria were met. Refer to ASC 280-10- 50-1, 50-10 and 50-11.

Response

We acknowledge the Staff’s comments. We refer to our prior responses dated May 6, 2022, June 14, 2022, August 4, 2022, as well as our calls on July 21, 2022, and August 17, 2022. We are providing this letter in response to the phone call on August 17, 2022, that resulted from our written response dated August 4, 2022. We respectfully recognize your objection to our conclusion that the Company is one operating segment and as a result a single reportable segment.

Based on our conversations to date, we continue to believe that our practices do not meet the requirements to be considered operating segments as our chief operating decision maker (“CODM”) makes decisions about the allocation of resources/capital that are specifically viewed as invested dollars based on where that investment will yield the highest return over a long period of time. The return is based

Confidential Treatment Requested by The Hackett Group, Inc. A00001

on revenue growth and margin of our primary marketed solutions which do not represent our individual practices. Our primary solutions require that we combine many of the competencies and IP of several practices in order to be responsive and differentiated to our client requests. This aggregation of practice capabilities is required to deliver a competitive solution and is critical to our success. We acknowledge that the CODM receives discrete financial information at the individual practice level. On a quarterly basis, the CODM is presented a report with five metrics per practice; revenue excluding reimbursable expenses, as well as the non-GAAP metrics of cost of sales, gross margin, SG&A expenses, and total practice contribution with no other supporting or detailed information, which is the lowest level of disaggregated financial information he receives. However, we do not believe providing this financial information at the individual practice level makes these practices operating segments due to the way the CODM makes resource/capital allocation decisions based on the marketed solutions which require interdependency of many practices.

While we continue to believe that our practices are not operating segments based on the reasons stated previously and summarized above, we are providing additional supplemental information at your request assuming that our practices were operating segments. The analysis below is performed assuming the CODM uses the discrete financial information for the practices to make decisions about the allocation of resources and capital. Under this hypothetical assumption, the practices would each be deemed operating segments under ASC 280-10-50-1 as they would then meet all of the criteria in this specific ASC guidance. For the purpose of our responses in this letter, the historical references to “our operating segments” is based upon this hypothetical assumption that each of our practices constitutes an operating segment.

Rule 83 confidential treatment request made by The Hackett Group, Inc.; request number 1.

Listed below is historical revenue before reimbursements data for each practice (in thousands, except percentage data):

[***]

Our first step in the analysis was to evaluate the potential aggregation of our practices, which for this purposes are assumed to be operating segments, into reportable segments.

Pursuant to ASC 280-10-50-11: Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Excerpt from ASC 280-10-55-7A states: Operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met, and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

Our practices have significantly different gross margins, and we estimate this pattern will continue in the future, therefore the practices will not have similar long-term average gross margins. As such, it is concluded that none of the practices if they were operating segments share similar economic characteristics. Since not all the criteria in ASC 280-10-50-11 are met, the practices if they were operating segments cannot be combined further.

Besides our practices, we have also assessed whether our functional departments (corporate headquarters, sales, marketing, and administrative divisions) meet the definition of an operating segment.

Per ASC 280-10-50-4: Not every part of a public entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not recognize revenues or may recognize revenues that are only incidental to the activities of the public entity and would not be operating segments.

Per ASC 280-10-55-3: A corporate division that recognizes revenues (for example, a treasury operation that recognizes interest income) and incurs expenses could be considered an operating segment, if, under the specific facts and circumstances being considered, it meets the definition in paragraph 280-10-50-1. Some believe that corporate divisions could not be considered operating segments because paragraph 280-10-50-4 indicates that not every part of a public entity is necessarily an operating segment or part of an operating segment, for example, a corporate headquarters or certain functional departments that do not recognize revenues or that recognize revenues that are only incidental to the activities of the public entity.

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ASC 280-10-55-4 states that “a corporate division that recognizes revenues and that has available discrete financial information and whose operating results are reviewed regularly by the chief operating decision maker should be considered an operating segment. Even if the revenues are considered incidental, this Subtopic does not preclude such a division from being a reportable segment if management believes the additional information may contribute to a better understanding of the public entity.”

ASC 280-10-55-5 states that “A division that recognizes revenues and incurs expenses but does not have any assets associated with it for internal reporting purposes could be considered an operating segment, if, under the specific facts and circumstances being considered, it otherwise meets the definition in paragraph 280-10-50-1.”

It is noted that generating revenue is a key factor in the consideration of operating segments. Our functional departments primarily provide management, sales, marketing, administrative and legal support to the practices, and they do not generate revenues. In addition, our management does not believe the functional divisions’ information would help users of its financial statements to better understand the Company’s operations and performance. As such, we conclude our functional departments do not meet the definition of an operating segment.

Effective in the third fiscal quarter of 2022, we will eliminate practice level financial information in the report presented to the CODM. As mentioned above, our practices are highly dependent on each other, and we often combine resources of similar practices to deliver competitive products/service offerings. Therefore, prospectively we will provide discrete disaggregated financial information for the following three operating segments: (1) S&BT, (2) EEA, and (3) International. The grouping for (1) S&BT and (2) EEA segments is primarily based on the similarities of the product/service offerings in the underlying practices. Their underlying practices target the same customer base, and their methods to deliver product/services within each practice is the same. (3) International will constitute an operating segment based on the distinct growth opportunities of the international regions. Prospectively, the CODM will only receive and review discrete disaggregated financial information at those three operating segment groupings. The CODM will be presented a report with five metrics per segment; revenue excluding reimbursable expenses, as well as the non-GAAP metrics of cost of sales, gross margin, SG&A expenses, and total contribution with no other supporting or detail information. Each of these three groupings will meet the definition of an operating segment in accordance with ASC 280-10-50-1.

Historical revenue and gross margin data based on the new operating segment groupings is as follows (in thousands, except percentage data):

New operating segment	Fiscal Year 2021		Fiscal Year 2020		Fiscal Year 2019
	Revenue	Revenue %	Revenue	Revenue %	Revenue	Revenue %
S&BT-US	$107,357	39%	$86,306	37%	$102,358	39%
EEA	146,461	53%	127,509	54%	125,541	48%
International	23,600	8%	21,496	9%	32,979	13%

Total	$277,418	100%	$235,311	100%	$260,878	100%

New operating segment	Fiscal Year 2021		Fiscal Year 2020		Fiscal Year 2019
	Gross Margin	Gross Margin %	Gross Margin	Gross Margin %	Gross Margin	Gross Margin %
S&BT-US	$49,904	46%	$34,740	40%	$49,155	48%
EEA	51,600	35%	39,494	31%	42,493	34%
International	10,517	45%	6,833	32%	9,616	29%

Total	$112,021		$81,067		$101,264

We have determined that each of these three operating segments meet the criteria of a reportable segment. Our analysis is as follows:

(1) S&BT-US and (2) EEA have different product/service offerings and have significantly different gross margins. The third operating segment, (3) International, offers similar services as the S&BT-US segment, but targets a different customer base across international markets. In addition, it has significantly lower revenues, sales trends and gross margins than S&BT-US, a pattern which we estimate will continue in the future. Since not all the criteria in ASC 280-10-50-11 are met, the three operating segments do not qualify for aggregation.

Confidential Treatment Requested by The Hackett Group, Inc. A00003

To effect the changes, starting in the fiscal third quarter of 2022, we will include appropriate segment disclosures required per ASC 280 for the three reportable segments: (1) S&BT-US, (2) EEA, and (3) International. Additionally, we will disclose all segment information on a comparable basis prospectively in the fiscal third quarter of 2022 in accordance with ASC 280-10-50-36. As previously stated above, on a prospective basis we will adjust the management report received by the CODM by removing the individual practice level financial information and replacing it with the discrete disaggregated financial information consistent with our operating segment conclusions above, which will be utilized by the CODM to manage the business and also to allocate resources. We will also update our published financial information in our earnings release to be consistent with the information reviewed by the CODM.

Additionally, based on the discussion below, we have concluded that the retrospective analysis assuming each of our practices is an operating segment does not have any impact on prior period goodwill impairment, providing further support for our position that adjusting the reportable segment presentation on a prospective basis is reasonable. While we understand there is judgement in this determination, we believe the investment community will have the information required to meet the objectives of ASC 280.

2.

Your disclosure on page 37 indicates that goodwill has been assigned to your “The Hackett Group” and “Hackett Technology Solutions” reporting units. Please tell us how the reconsideration of your operating segments referenced in our comment above changes your reporting units and explain how any change in reporting units impacts your impairment analysis for each of the periods presented in your Form 10-K. Refer to ASC 350-20.

Response

We have performed a retrospective goodwill impairment analysis to support the conclusion that no impairment exists at any level, either two reporting units or at the lowest level of information, which, for purpose of this response, assumes each of our practices is an operating segment.

Per ASC 350-20-35-34: A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

Per ASC 350-20-55-8, we also noted that components that share similar economic characteristics but relate to different operating segments may not be combined into a single reporting unit.

Based on the ASC 280 discussion noted above in our response to the first comment, and under the premise that each practice meets the definition of an operating segment, our reporting units would be the same as the 16 practices in the historical periods from 2019 to 2021. As such, for purposes of the retrospective impairment evaluation that you have requested, we have assigned goodwill to each reporting unit based on its relative fair value in accordance with ASC 350-20-35-45.

To determine the carrying value of each reporting unit, we followed the guidance within ASC 350-20-35-45, which states that “when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 350-20-35-39 through 35-40 shall be used to reassign assets and liabilities to the reporting units affected. However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of.”

Per ASC 350-20-35-39: For the purpose of testing goodwill for impairment, acquired assets and assumed liabilities shall be assigned to a reporting unit as of the acquisition date if both of the following criteria are met:

•	The asset will be employed in or the liability relates to the operations of a reporting unit.

•	The asset or liability will be considered in determining the fair value of the reporting unit.

Assets or liabilities that an entity considers part of its corporate assets or liabilities shall also be assigned to a reporting unit if both of the preceding criteria are met…

Per 350-20-35-40: Some assets or liabilities may be employed in or relate to the operations of multiple reporting units. The methodology used to determine the amount of those assets or liabilities to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner. For example, assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, could be assigned according to the benefit received by the different reporting units (or based on the relative fair values of the different reporting units).

We have assigned assets and liabilities to each reporting unit in accordance with ASC 350-20-35-39 and 35-40.

Rule 83 confidential treatment request made by The Hackett Group, Inc.; request number 2.

We have performed a retrospective impairment test of goodwill assigned to the 16 reporting units for each of the periods presented in the Form 10-K filed on March 4, 2022 and noted no change to the historical impairment conclusions in any period presented. Our goodwill allocation and impairment analysis are as follows (in thousands):

Confidential Treatment Requested by The Hackett Group, Inc. A00004

** Workforce was a practice in existence in fiscal year 2019 and 2020. From and after fiscal year 2021, it was combined into Strategy and Business Trans US. Smart Automation was a practice in existence in fiscal year 2019. From and after fiscal year 2020, it was combined into Smart Auto-Digital AMS. These two practices were no longer reported on or reviewed by the CODM or practice management, as such they were no longer practices or reporting units from fiscal year 2020 (Workforce) and 2019 (Smart Automation) and onward.

[***]

[***]

[***]

[***]

As mentioned in our response to the first comment above, starting in the third fiscal quarter of 2022, we will reorganize our internal reporting structure and will have three operating and reportable segments. Therefore, on a prospective basis we will reassess reporting units and goodwill impairment based on the three new operating segments.

* * *

Confidential Treatment Requested by The Hackett Group, Inc. A00005

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please direct such questions to the undersigned at (786) 497-7820 or rramirez@thehackettgroup.com.

Sincerely,
/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer

Confidential Treatment Requested by The Hackett Group, Inc. A00006